# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ModivCare Inc., CIK 0001220754
CUSIP: 60783X104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 6900 E. Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 01/31/2025
Amends the filing with accession number 0000950170-25-006492
Filed by CIK 0002036637
Persons authorized to receive notices and communications: THE AI CATALYST FUND, LP, Attention: David Mounts Gonzales, 1 W 4th Street, Suite 740, Winston-Salem, North Carolina (NC), 27101, (336) 278-1935; KING & SPALDING LLP, Attention: Jonathan M.A. Melmed, 1185 Avenue of the Americas, New York, New York (NY), 10036, (212) 556-2100

## Reporting persons
- The AI Catalyst Fund, LP (CIK 0002036637): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.9% of the class)
  Comment: Percent of class represented by amount in Row (11) is calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of the Issuer (as defined below) outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on November 7, 2024.
- The AI Catalyst Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.9% of the class)
  Comment: Percent of class represented by amount in Row (11) is calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of the Issuer outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.
- David Mounts Gonzales (CIK 0001996777): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.9% of the class)
  Comment: Percent of class represented by amount in Row (11) is calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of the Issuer outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ModivCare Inc.
Address of issuer's principal executive offices: 6900 E. Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D originally filed with the SEC by the Reporting Persons on January 17, 2025, as amended by Amendment No. 1 ("Amendment No. 1") filed with the SEC on January 27, 2025 (the "Schedule 13D"). This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein. Except as set forth herein, the Schedule 13D, as amended by Amendment No. 1, is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: No amendment to this Item is being made.
Residence or business address: No amendment to this Item is being made.
Present principal occupation or employment: No amendment to this Item is being made.
Criminal convictions in the last five years: No amendment to this Item is being made.
Civil proceedings (securities laws) in the last five years: No amendment to this Item is being made.
Citizenship: No amendment to this Item is being made.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by AICF since the filing of Amendment No. 1 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 420,000 Shares acquired by AICF since the filing of Amendment No. 1 is approximately $1,678,224, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction: No amendment to this Item is being made.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The second and third paragraphs of Item 5(a) of the Schedule 13D are hereby superseded by the following paragraphs:

As of the date hereof, AICF directly beneficially owned 2,130,000 Shares, constituting approximately 14.9% of the Shares outstanding.

AICF GP, as the general partner of AICF, may be deemed to beneficially own the 2,130,000 Shares owned in the aggregate by AICF, constituting approximately 14.9% of the Shares outstanding. Mr. Mounts Gonzales, as the President of AICF GP and the sole managing member of AICF GP, may be deemed to beneficially own the 2,130,000 Shares owned in the aggregate by AICF, constituting approximately 14.9% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: No amendment to this Item is being made.
Transactions in the class effected during the past sixty days: Exhibit 99.2 sets forth all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 by the Reporting Persons on January 27, 2025. All such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No amendment to this Item is being made.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: No amendment to this Item is being made.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No amendment to this Item is being made.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated January 16, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on January 17, 2025).
99.2 Schedule of transactions for Item 5(c) of Schedule 13D

## Signatures
- The AI Catalyst Fund, LP: /s/ David Mounts Gonzales, David Mounts Gonzales, President and Sole Managing Member of The AI Catalyst Fund GP, LLC, the General Partner of The AI Catalyst Fund, LP (02/03/2025)
- The AI Catalyst Fund GP, LLC: /s/ David Mounts Gonzales, David Mounts Gonzales, President and Sole Managing Member (02/03/2025)
- David Mounts Gonzales: /s/ David Mounts Gonzales, David Mounts Gonzales (02/03/2025)